UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 001-42114

Big Tree Cloud Holdings Limited

Building B4, Qianhai Shengang Fund Town

Nanshan District, Shenzhen, China 518052

+86 0755 2759-5623

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Resignation of Director

On April 1, 2025, Frank Li resigned from his position as a director of the board of directors (the “Board”) of Big Tree Cloud Holdings Limited (the “Company”), effective immediately. Mr. Li indicated that his resignation was not the result of any disagreement with management of the Company or the Board and he had no claims against the Company or its directors, officers, employees, or shareholders.

Appointment of Director

On the same date, the Board of the Company passed a resolution to appoint Qiang Wang as a director to the Board to fill the vacancy resulting from Mr. Li’s resignation.

The following is the biographical information of Mr. Wang.

Qiang Wang has 20 years of experience in strategy investment and corporate management. Since January 2023, he has served as the chief strategy officer of our Company. From 2019 to 2021, Mr. Wang was the vice general manager at the Smart City Governance Business Center of Nanjing Laisi Information Technology Co., Ltd. From 2015 to 2019, he was a partner at Shenzhen Xinzhihui Enterprise Consulting and Management Co., Ltd. From 2011 to 2014, Mr. Wang served as the general manager of the Investment Department for the Smart City IoT Park at China Security Technology Co., Ltd., where he was responsible for strategic investment, risk control management, and public relations management. From 2006 to 2010, he was the Operations Director at Shenzhen Ruixin Datong Communication Intelligent Technology Co., Ltd., overseeing sales and marketing promotions in China. From 2004 to 2006, he worked as the director of the China market and channel director at Honeywell Security Group, where he participated in the overall marketing strategy and provided marketing analysis and decision-making support. He earned an associate degree in public relations from Southwest University of Agriculture in China in 1995.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 3, 2025
Big Tree Cloud Holdings Limited

	By:	/s/ Wenquan Zhu
	Name:	Wenquan Zhu
	Title:	Chairman of the Board of Directors and Chief Executive Officer

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